

October 29, 2010

Mr. Raghunath Reddy
Senior Vice President and Chief Financial Officer
Augusta Resource Corporation
837 West Hastings Street, Suite 400
Vancouver, British Columbia, Canada, V6C 3N6

      Re: **Augusta Resource Corporation**
                Form 40-F for the Fiscal Year Ended December 31, 2009
                Filed March 25, 2010
                Response letter dated August 20, 2010
                File No.001-32943

Dear Mr. Reddy:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2009

Exhibit 99.2

Financial Statements

Note 4. Discontinued Operations, page 15

1.   We note your response to prior comment 4 regarding the collectability of the note
        receivable from Ely Gold & Minerals related to the sale of the Mount Hamilton,
        Shell and Monte Cristo properties in February 2008. Please address the following
        points:

        •   Your response indicates that it was your "understanding of the properties"
                that led to your conclusion that Ely would be able to successfully raise
                future equity financing. Please expand your discussion of this
                "understanding", citing the specific information that you obtained related
                to the properties or Ely to determine that collection on the receivable was
                reasonably assured prior to the issuance of the 2008 financial statements.

        •   We understand that you agreed to extend the payment terms of the note for
                an additional two years in November 2009. Please describe the change in
                facts and circumstances that led to your renegotiation of the payment of
                the remaining $4 million receivable from Ely.

        •   Provide an update regarding the status of any subsequent payments
                received from Ely including a discussion of your expectations of
                collection of future amounts due.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650, if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3489 with any other questions.

                                                Sincerely,

                                                Brad Skinner
                                                Senior Assistant Chief
                                                Accountant